Exhibit 99.1


                             FOR IMMEDIATE RELEASE


Investors:                                                Media:
Emer Reynolds                                             Anita Kawatra
Ph:  353-1-709-4000                                       Ph:  212-407-5755
     800-252-3526                                              800-252-3526


         ELAN SEEKS BINDING ARBITRATION REGARDING AGREEMENT WITH PFIZER

        Elan reaffirms commitment to groundbreaking Alzheimer's research

DUBLIN, IRELAND, Dec. 11, 2003 - Elan Corporation, plc announced today that it is seeking binding arbitration in connection with a dispute regarding its Exclusive and Mutual Beta Secretase Inhibitors Research, Development and Marketing Agreement (the "Agreement") with Pfizer Inc. The Agreement, originally entered into with Pharmacia Corporation in August 2000, concerns the discovery of small molecule inhibitors of beta secretase at the research stage for the treatment of Alzheimer's disease.

The binding arbitration is based on Elan's termination of the Agreement for cause due to certain breaches by Pfizer. As a result of the termination, Elan believes that it holds the exclusive worldwide license to the intellectual property developed in connection with the beta secretase research program.

"Prior to taking this step we made every effort to come to a mutually acceptable resolution that would enable us to move forward either with Pfizer or independently," said Kelly Martin, Elan President and Chief Executive Officer. "Given the potential medical importance of the beta secretase program and our leadership position in Alzheimer's research and development, we will take the appropriate course of action to protect and enforce our rights under the Agreement. As one of the world's leading companies dedicated to the treatment of Alzheimer's disease, Elan remains focused on changing the course of the disease in an effort to ultimately help millions of patients and their loved ones."

In addition to its beta secretase research, Elan's Alzheimer's program includes a beta amyloid immunotherapy strategy, in collaboration with Wyeth, and research work on the development of


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inhibitors to gamma secretase, which, like beta secretase, is also associated with the development of the beta amyloid peptide. Neither its immunotherapy projects nor its gamma secretase research is affected by Elan's termination of the Pfizer collaboration.

About Elan

Elan is focused on the discovery, development, manufacturing, sale and marketing of novel therapeutic products in neurology, severe pain and autoimmune diseases. Elan (NYSE: ELN) shares trade on the New York, London and Dublin Stock Exchanges.

This document contains forward-looking statements about Elan's financial condition, results of operations and business prospects that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "anticipate", "estimate", "project", "envisage", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described herein are the following: the timing and outcome of Elan's binding arbitration with Pfizer Inc. regarding the beta secretase program; the success of Elan's research and development activities, including Elan's immunotherapy projects and its gamma secretase research, and the speed with which regulatory authorizations and product launches may be achieved; competitive developments affecting Elan's current products and products under development; the trend towards managed care and health care cost containment; possible legislation affecting pharmaceutical pricing; exposure to product liability and other types of lawsuits; and Elan's ability to protect its intellectual property. A further list and description of these risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2002, and in its Reports of Foreign Issuer on Form 6-K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.